UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                               Argentina Fund Inc.
                    ----------------------------------------
                                (Name of issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of class of securities)

                                    040112104
                    ----------------------------------------
                                 (CUSIP number)

                                October 31, 2001
                    ----------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               /X/ Rule 13d-1 (b)
                               / / Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

----------------------------              --------------------------------------
CUSIP No. 040112104               13G                Page 2 of 9 Pages
----------------------------              --------------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Taunus Corporation
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               0
EACH REPORTING               ------ --------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      958,400
                             ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      958,400
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         958,400*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.3%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, CO
-------- -----------------------------------------------------------------------


* Included in this figure are the shares reported by Deutsche Banc Alex. Brown Inc. on the following cover page.

** Included in this percentage is the percentage of shares reported by Deutsche Banc Alex. Brown Inc. on the following cover page.

----------------------------              --------------------------------------
CUSIP No. 040112104               13G                Page 3 of 9 Pages
----------------------------              --------------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Banc Alex. Brown Inc.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------ ------- -----------------------------------------
NUMBER OF SHARES                 5     SOLE VOTING POWER
                                       952,100
                               ------- -----------------------------------------
BENEFICIALLY OWNED BY                  SHARED VOTING POWER
                                 6     0
                               ------ ------------------------------------------
EACH                                  SOLE DISPOSITIVE POWER
REPORTING                        7    952,100
                               ------ ------------------------------------------
PERSON WITH                           SHARED DISPOSITIVE POWER
                                 8    0
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         952,100
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.2%
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         CO, BD, IA
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Argentina Fund Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 345 Park Avenue, c/o Scudder Stevens & Clark Ltd., New York, New York 10154.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Taunus Corporation ("Taunus") and Deutsche Banc Alex. Brown Inc. ("DBAB") (Taunus and DBAB together, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of Taunus is 31 West 52nd Street, New York, New York, 10019.

                  The principal place of business of DBAB is 31 West 52nd Street, New York, New York, 10019.

Item 2(c).        Citizenship:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                             A. Taunus Corporation:

                 (a)    |_|  Broker or dealer registered under section 15 of the
                             Act;

                 (b)    |_|  Bank as defined in section 3(a)(6) of the Act;

                 (c)    |_|  Insurance Company as defined in section 3(a)(19) of
                             the Act;

                 (d)    |_|  Investment  Company  registered under section 8 of
                             the Investment Company Act of 1940;

                 (e)    |_|  An  investment  adviser  in  accordance  with Rule
                             13d-1 (b)(1)(ii)(E);

                 (f)    |_|  An  employee  benefit plan,  or endowment  fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    |X|  A  parent  holding  company  or  control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    |_|  A savings association as defined in section 3(b) of
                             the Federal Deposit Insurance Act;

                 (i)    |_|  A church plan that is excluded from the definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. |_|

                  B.    Deutsche Banc Alex. Brown Inc.:

                 (a)    |X|  Broker or dealer registered under section 15 of the
                             Act;

                 (b)    |_|  Bank as defined in section 3(a)(6) of the Act;

                 (c)    |_|  Insurance Company as defined in section 3(a)(19) of
                             the Act;

                 (d)    |_|  Investment Company  registered  under section 8 of
                             the Investment Company Act of 1940;

                 (e)    |X|  An  investment  adviser  in  accordance  with Rule
                             13d-1 (b)(1)(ii)(E);

                 (f)    |_|  An  employee  benefit  plan,  or endowment fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    |_|  A  parent  holding  company  or  control  person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    |_|  A savings association as defined in section 3(b) of
                             the Federal Deposit Insurance Act;

                 (i)    |_|  A church plan that is excluded from the definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                 If this statement is filed pursuant to Rule 13d-1 (c), check this box. |_|


Item 4.          Ownership.

                 (a)      Amount beneficially owned:

                           Each of the Reporting Persons owns the amount of the
                  Common Stock as set forth on the applicable cover page.

                  (b)      Percent of class:

                           Each of the Reporting Persons owns the percentage of
                  the Common Stock as set forth on the applicable cover page.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    Each  of  the Reporting Persons has the sole
                           power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    Each of the Reporting Persons has the shared
                           power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    Each of  the  Reporting Persons has the sole
                           power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    Each of the Reporting Persons has the shared
                           power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership  of  More  than  Five  Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Deutsche Banc Alex. Brown Inc. is an indirect wholly-owned subsidiary of Taunus holding Common Stock. Omitted from the ownership structure are certain intermediate and/or indirect holding companies of Taunus which do not exercise voting or investment discretion with respect to the Common Stock reported under this filing.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2001



                                         TAUNUS CORPORATION



                                         By:/s/ Jeffrey A. Ruiz
                                            ------------------------------------
                                            Name:  Jeffrey A. Ruiz
                                            Title: Vice President

                                                                       EXHIBIT 1



                    Consent of Deutsche Banc Alex. Brown Inc.


               The undersigned agrees that the Schedule 13G executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and Deutsche Banc Alex. Brown Inc. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  November 5, 2001



                                         DEUTSCHE BANC ALEX. BROWN INC.




                                         By:/s/ Jeffrey A. Ruiz
                                            ------------------------------------
                                            Name:  Jeffrey A. Ruiz
                                            Title: Vice President